

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jml@jardines.com

25th March 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 25th March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Full Text Announcement



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Share Repurchase etc
Released	10:41 25 Mar 2003
Number	1560J

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	25th March 2003
Total number of shares repurchased:	4,000,000 shares
Price paid per share:	US$6.00

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the repurchase by JMH of its ordinary shares in the market and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Securities Limited, a wholly-owned subsidiary of Jardine Strategic Holdings Limited, in JMH will increase from 15.99% to 16.10%.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

25th March 2003

www.jardines.com

END

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